

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


RECD S.E.C.
APR 5 2006
1088


06030845

March 29, 2006

Jill V. McIntosh
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1101

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/29/2006

Re: The Kroger Co.
Incoming letter dated February 14, 2006

Dear Ms. McIntosh:

This is in response to your letter dated February 14, 2006, concerning the shareholder proposal submitted to Kroger by the General Board of Pension and Health Benefits of the United Methodist Church. We also have received a letter from the proponent dated March 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Vidette Bullock Mixon
Director, Corporate Relations
General Board of Pension and Health Benefits
of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Paul M. Neuhasuer
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY
AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-4428

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL

February 14, 2006

RECEIVED
2006 FEB 15 PM 3:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of the General Board of Pension and Health Benefits of the United Methodist Church

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 12, 2006, from the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") and relevant correspondence between Kroger and the Proponent (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The resolution portion of the Proposal reads as follows: "Resolved: shareholders request the Board of Directors prepare, at reasonable expense and omitting proprietary information, a Sustainability Report.[1] A summary of the report should be provided to shareholders by December 2006."

Kroger intends to mail to shareholders, on or about May 15, 2006, our definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with our 2006 Annual Meeting. That meeting currently is scheduled to be held on June 22, 2006. Kroger intends to file preliminary Proxy Materials with the Commission on or about April 17, 2006, and intends to file definitive copies of the Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(3) and (10), and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

Introduction

In 2004, Kroger received a substantially similar proposal from the Proponent and the Staff agreed that it could be excluded from our proxy materials based on Rule 14a-8(i)(3). See, The Kroger Co. (March 19, 2004). The key difference in this year's Proposal is that the Proponent deleted the requirement that the sustainability report be based on the Global Reporting Initiative's sustainability guidelines ("GRI Guidelines") and instead relegated that "requirement" to the supporting statement. The Staff considers the supporting statement to be an integral part of a shareholder proposal and will allow exclusion of the entire proposal when the supporting statements violate the proxy rules. See, Staff Legal Bulletin No. 14B (September 15, 2004). The Proponent likely moved the reference to GRI Guidelines to the supporting statement in hopes that it would cure the fatal flaw in its 2004 proposal. The Proponent is wrong. Like the Staff, Kroger believes the GRI Guidelines are vague, indefinite and misleading.

In December of 2005, prior to receipt of the Proposal, the Public Responsibilities Committee of our Board of Directors authorized Kroger to prepare a sustainability report and to publish the report on our website. As of this date, the first draft of that report is completed and Kroger committed to our Board to publish it before the end of 2006, as also requested in the Proposal. The report includes numerous areas of corporate governance, social responsibility and environmental impact. In drafting a report and committing to publish it by December 2006 Kroger has done all that Proponent requests

[1] While Proponent fails to clearly define "Sustainability Report" for purposes of its Proposal, we can only assume that a report that discusses social responsibility, environmental issues and corporate governance issues is a "Sustainability Report".

in the Proposal. Including the Proposal in our Proxy Materials and putting it to a shareholder vote would accomplish nothing more.

Kroger has communicated all of this to the Proponent, but despite its acknowledgement of our commitment to implement the Proposal, its refusal to withdraw the Proposal clearly indicates that it is looking for more. The Proponent's supporting statement and correspondence with us demonstrates that what it seeks is a sustainability report based on the GRI Guidelines. The Staff, time and again, has rejected this approach. See, The Ryland Group, Inc. (January 19, 2005); Terex Corporation (March 1, 2004); ConAgra Foods, Inc. (July 1, 2004); and The Kroger Co. (March 19, 2004).

Kroger's preparation of a report and commitment to publishing the report by December 2006 either satisfies the Proposal or, as Proponent's correspondences suggests, the Proponent is attempting to require implementation of the GRI Guidelines. In either case, the Proposal properly may be excluded from the Proxy Materials based on Rule 14a-8(i)(10) or Rule 14a-8(i)(3).

I. KROGER ALREADY HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL, AND IT MAY BE EXCLUDED UNDER RULE 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from the proxy soliciting materials if "the company has already substantially implemented the proposal." The Staff consistently has taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) **when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal**. See, e.g. Xcel Energy, Inc. (February 17, 2004) (where proposal requested an assessment and report regarding reduction of emissions which had already been initiated by the company), Telular Corp. (December 5, 2003); See also Cisco Systems, Inc. (March 11, 2003) (where proposal asked the Board to consider executive compensation plan that has already been considered and approved); Intel Corporation (March 11, 2003) (proposal to require shareholder vote on all equity compensation plan amendments excludable where board had adopted resolutions establishing similar policy).

In recent no-action rulings that closely mirror Kroger's request, the Staff permitted Raytheon Company, ConAgra Foods, Inc., Albertson's, Inc. and Lowe's Companies, Inc. to omit proposals that are virtually identical to the Proposal submitted to Kroger. The Staff permitted the exclusions, noting Raytheon's, ConAgra's, Albertson's and Lowe's representations that they already prepare and publish equivalent reports. See, Raytheon Company (January 25, 2006), ConAgra Foods, Inc. (June 20, 2005) Albertson's, Inc. (March 23, 2005) and Lowe's Companies, Inc. (March 21, 2005). Kroger realizes that we have not yet published our report but we have committed to our Board to publish it by the end of the year, which is also the timeframe required in the Proposal.

Kroger is aware that in Terex Corporation (March 18, 2005), the Staff did not permit exclusion on substantial implementation grounds of a proposal that was also basically identical to the Proposal. However, Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the SEC. Kroger's claim of substantial implementation may be distinguished from Terex's because Kroger is not relying on vague disclosures in our SEC reports and on our website regarding our corporate responsibility. Kroger's Board has authorized a sustainability report. The report has been drafted and is in the process of being edited. Kroger has committed to publishing the report by December 2006. The Proposal seeks preparation of a report (which has been done) and publishing of the report by December 2006 (which of necessity must occur in the future, and which Kroger has committed to do). The Proposal has been substantially implemented.

Kroger also recognizes that in Burlington Resources, Inc. (February 4, 2005), the Staff did not permit exclusion on substantial implementation grounds of a proposal that was practically identical to the Proposal. However, at the time of that proposal, Burlington Resources, Inc. had only commissioned a Corporate Social Responsibility ("CSR") initiative, and "envisioned" that a "CSR Report" would be an outgrowth of that initiative. Burlington "assumed" that their current initiatives and the "envisioned" report would address the shareholders' issues. In contrast, Kroger's Board has in fact authorized a sustainability report. The report has been drafted and is in the process of being edited. Kroger has committed to publishing the report by December 2006. For the reasons set forth above, the Proposal has been substantially implemented.

Based on the Staff's precedent, for the reasons set forth above, Proponent's intentional relegation of the requirement that the sustainability report be based on the GRI Guidelines to the supporting statement in this year's Proposal further establishes that Kroger has already implemented the Proposal. The Staff has shown a trend to allow more flexible proposals on preparing sustainability reports to be included in proxy materials while permitting the exclusion on vagueness grounds of those proposals tied to the constraints of the GRI Guidelines. (See, The Ryland Group, Inc. (January 19, 2005); Terex Corporation (March 1, 2004); ConAgra Foods, Inc. (July 1, 2004); and The Kroger Co. (March 19, 2004), where the Staff allowed exclusions for sustainability report proposals based on GRI Guidelines on Rule 14-8(i)(3) grounds; but also see, Wal-Mart Stores, Inc. (February 17, 2004) and Johnson Controls, Inc. (November 14, 2002), where the Staff denied exclusions on Rule 14-8(i)(3) grounds for more general sustainability report proposals.) Kroger believes that the Staff intentionally differentiates between the general proposals and the GRI Guideline-based proposals when determining whether they withstand Rule14-8(i)(3) exclusion requests. We think the Staff interprets the general proposals as giving the company the flexibility to decide how to best implement the resolution and determine its own form of report. See Albertson's, Inc. (March 23, 2005). In Kroger's case, the Proponent intentionally moved the GRI Guideline requirement from the resolution to the supporting statement in an attempt to avoid once again its exclusion for vagueness on Rule 14-8(i)(3) grounds. The resolution simply requests that Kroger prepare a "Sustainability Report" and that "a summary of the report be provided to shareholders by December 2006." Based on past rulings, the Staff should consider that Kroger has the flexibility to best decide how to implement the Proposal and deem Kroger's preparation of a report and commitment to publish it within the timeframe requested by the Proponent to have satisfied the Proposal.

For the reasons stated above, there is no further need to submit this matter for a shareholder vote. The Proposal has been substantially implemented and may be excluded based on Rule 14a-8(i)(10).

II. IF KROGER HAS NOT IMPLEMENTED THE PROPOSAL AS STATED, THEN THE REQUIRMENTS OF THE PROPOSAL ARE VAGUE, INDEFINITE AND MISLEADING; THEREFORE IT MAY BE EXCLUDED BASED ON RULE 14a-8(i)(3).

If Kroger has not substantially implemented the Proposal, then the Proposal properly is excludable under Rule 14a-8(i)(3). The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the shareholders voting on the proposal, nor a company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992) (proposal relating to election of committee of small shareholders that will present the board with a plan that will in some measure equate gratuities bestowed upon management, directors or other employees was excludable as vague and indefinite). See also Alcoa, Inc. (December 24, 2002) (proposal requesting company commit "to the full implementation of" a set of human rights standards excludable); McDonald's Corp. (March 13, 2001) (same). See also, The Ryland Group, Inc. (January 19, 2005); Terex Corporation (March 1, 2004); ConAgra Foods, Inc. (July 1, 2004); and The Kroger Co. (March 19, 2004), Smithfield Foods, Inc. (July 18, 2003).

Although Proponent's resolution requires that Kroger "prepare... a Sustainability Report..." the Proponent's Proposal, supporting statement, and its subsequent correspondence with Kroger clearly illustrate that the Proponent truly is looking for a sustainability report based on the GRI Guidelines. (See, the last paragraph of the Proposal asking that Kroger base the report of the GRI Guidelines and providing a website for the GRI Guidelines.) Since the Proposal itself is precatory, the use of the word "recommend" in connection with the GRI Guidelines, when viewed along with Proponent's follow-up correspondence, must be considered a requirement of the Proposal.

Kroger held discussions with the Proponent and believed that Proponent would withdraw the Proposal based on the substantial implementation of the Proposal by Kroger. Confirmation of the discussions led to requests for more information and additional questions seeking to ensure compliance with the GRI Guidelines. (See, Kroger's and Proponent's correspondence dated February 6, 2006.)

The Proponent recognized that "Kroger is making an honest effort to fulfill the spirit of the sustainability report resolution." (See, the Proponent's correspondence dated February 6, 2006.) Despite this acknowledgement, the Proponent does not appear to accept Kroger's form of report. If Kroger's form of report does not satisfy the Proposal to "prepare a Sustainability Report," then the Proposal of necessity is requiring criteria (namely the GRI Guidelines) that are vague, indefinite and misleading. See, The Ryland Group, Inc. (January 19, 2005); Terex Corporation (March 1, 2004); ConAgra Foods, Inc. (July 1, 2004); and The Kroger Co. (March 19, 2004).

Conclusion

We respectfully urge that the Staff once again determine that the Proposal may be omitted from the Proxy Materials because (i) it already has been substantially implemented by Kroger, and (ii) alternatively, if the Staff does not consider Kroger's actions to have fulfilled the intent of the Proposal, then the Proposal's requirements are so vague, indefinite and misleading the shareholders and Kroger would be unable to determine what further action should be taken if it is adopted. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-4425 if you require additional information or wish to discuss this submission further.

Very truly yours,



Jill V. McIntosh

S:\LEGAL\USERS\4425\SECURITIES\SH PROPOSALS\METHODIST NOL 2006 (V2).DOC encl.

cc: Ms. Vidette Bullock Mixon

EXHIBIT A

overnight delivery.

General Board Of Pension
And Health Benefits Of
The United Methodist Church



January 12, 2006

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

Lynn Marmer
Group Vice President, Corporate Affairs
Kroger
1014 Vine Street
Cincinnati, OH 45202-1100

RE: Shareholder Proposal

Dear Ms. Marmer:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 76,350 shares of Kroger common stock. I am filing the enclosed shareholder proposal for consideration and action at your 2006 Annual Meeting. In brief, the proposal requests Kroger to provide a sustainability report regarding social and environmental issues. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A8, the General Board has continuously held Kroger shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Kroger stock through the date of the 2006 Annual Meeting.

Increasingly, progressive companies are recognizing the relationships and interdependencies between financial returns and environmental and social impacts. Over 700 companies now publish sustainability reports based on the Global Reporting Initiative (GRI) guidelines.

The General Board feels that as one of the country's largest grocery chains, Kroger has a responsibility as an industry leader to report on the environmental and social impacts of its business and on how environmental and social issues affect our company.

Please feel free to contact Dan Nielsen, Manager, Socially Responsible Investing, by email at daniel_nielsen@gbophb.org or by phone at 847-866-4592 if you have questions or comments regarding the proposal.

Thank you in advance for your time and attention. I look forward to engaging in fruitful dialogue with you and/or members of your staff regarding the issues raised in this proposal.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

Enclosures

Sustainability Report for Shareholders – Kroger

Whereas, Investors increasingly seek disclosure of companies' environmental, social, and governance practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate incremental financial returns, be more stable during turbulent economic and political conditions, and enjoy long-term business success.

We believe that improved reporting on environmental, social, and governance issues will strengthen our company and the people it serves. Furthermore, we believe this information is necessary for making well-informed investment decisions as it speaks to the vision and stewardship of management and can have significant impacts on our company's reputation and on shareholder value.

According to Dow Jones, "Corporate Sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental, and social developments. Corporate sustainability leaders achieve long-term shareholder value by gearing their strategies and management to harness the market's potential for sustainability products and services while at the same time successfully reducing and avoiding sustainability costs and risks." (http://www.sustainability-index.com/htmle/sustainability/ corpsustainability.html)

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value. We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

The 2004 Motorola Global Citizenship Report provides a compelling rational for sustainability reporting: "Environmental responsibility, supporting our communities, a strict code of ethics and business conduct, encouraging these values in our supply chain and exceeding customers' expectations all make us a stronger and more competitive company."

Resolved: shareholders request the Board of Directors prepare, at reasonable expense and omitting proprietary information, a Sustainability Report. A summary of the report should be provided to shareholders by December 2006.

Supporting Statement

We believe the report should include:

1. The company's operating definition of sustainability.
2. A review of current company policies and practices related to social, environmental, and economic sustainability.
3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

We recommend that Kroger join the over 700 companies who have issued sustainability reports based on the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines (www.globalreporting.org).

We urge shareholder to vote FOR this proposal.



Mellon Trust

December 22, 2005

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of Kroger Co stock for at least one year since November 30, 2004 and such investment had a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1455 with any questions.

Sincerely,

Matthew J Gunkle
Service Delivery Officer
Mellon Trust



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY
AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL

January 17, 2006

VIA DHL

Ms. Vidette Bullock Mixon
Director, Corporate Relations
General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

RE: Shareholder Proposal

Dear Ms. Mixon:

We are in receipt of your shareholder proposal dated January 12, 2006. In accordance with Rule 14a-8(f) of the Securities Exchange Act of 1934, we would like to advise you of your failure to comply with the eligibility requirements of Rule 14a-8(b). In particular, you failed to submit a written statement from the holder of record that at the time you submitted your proposal, you continuously held the securities for at least one year. A copy of the applicable rules is enclosed for your convenience. If you would like to cure this defect, your response to me must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date on which you receive this letter. Thank you for your attention to this matter.

Very truly yours,

Bruce M. Gack

cc. Lynn Marmer

General Board Of Pension
And Health Benefits Of
The United Methodist Church



1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

VIA FAX AND FEDEX

January 24, 2006

Mr. Bruce Gack
Vice President and Assistant
General Council
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Gack:

Thank you for your letter of January 17, 2006. In response to your indication that the General Board failed to provide adequate ownership confirmation according to SEC Rule 14a-8(b), please find enclosed an ownership confirmation letter from the General Board's custodian dated yesterday and indicating continuous ownership of Kroger shares of at least $2,000 in value since December 31, 2004. I trust that this letter will serve to cure the defect in the filing of the General Board's shareholder proposal.

In our phone conversation yesterday, you indicated that Kroger is currently engaged in several efforts related to the topic of the resolution. In the near future I hope to have the opportunity to learn more about Kroger's work in this regard.

Sincerely,

Daniel P. Nielsen
Manager, Socially Responsible Investing


Mellon

Mellon Trust

January 23, 2006

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of Kroger Co. stock for at least one year since December 31, 2004 and such investment had a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-5197 with any questions.

Sincerely,

Steven A. Cunning

Steven A. Cunning
Service Delivery Officer
Mellon Trust



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY
AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL

February 6, 2006

VIA FACSIMILE (847) 866-4637

Mr. Dan Nielsen
Manager, Socially Responsible Investing
General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

RE: Shareholder Proposal

Dear Mr. Nielsen:

Thank you for taking time to discuss with us the shareholder proposal that you have submitted. We appreciated your candor and your willingness to consider withdrawal of the proposal in light of the steps that the Company currently is taking to address your concerns.

As we discussed, the Board's Public Responsibilities Committee authorized the Company to prepare a report on social issues and to publish the report on the Company's website. That report currently is in the process of being prepared, in consultation with outside advisors, and we hope to complete the report prior to our annual meeting of shareholders on June 22, 2006. In any event, the report will be completed and published by the December 2006 date requested in your proposal.

While the subject matter of the final report could change somewhat, the initial draft of the report covers the following topics: Animal Welfare, Business Ethics, Charitable Giving, Corporate Governance, Diversity, Energy Conservation, Fair Trade Products, Health and Safety, Nutrition, and Recycling and Waste Reduction. We believe that this report will provide the information that you contemplated when making your proposal, and that it is unnecessary to bring this matter to a vote of shareholders. Of course, we always desire to engage in dialogue with our stakeholders on issues of importance to shareholders.

Based on our current timeframe, any request to the SEC for a no-action letter must be delivered by this Friday, February 10, 2006. As such, your return confirmation to me of your withdrawal of your proposal would be appreciated as soon as possible.

We appreciate your consideration in working with the Company on this matter.

Very truly yours,



Bruce M. Gack

cc. Lynn Marmer
Jill McIntosh

General Board Of Pension
And Health Benefits Of
The United Methodist Church



VIA FAX

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

February 6, 2006

Mr. Bruce Gack
Vice President and Assistant
General Council
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Gack:

Thank you for your letter that you faxed earlier today. I appreciate you sharing Kroger's plans for publishing a report on social and environmental issues. While withdrawing the sustainability report resolution remains a possibility, in order to do so I would like to request some additional information to ensure that the scope and depth of the report are in line with the expectations of the General Board.

What format will the report be published in? Will there be a downloadable, comprehensive .pdf file, or will the report consist of a series of web pages? How prominently will the report be featured on Kroger's website?

Your letter provided a list of the topics that the report will cover. Can you provide some more detail about *how* they will be covered, e.g. what metrics will be used? Ideally, the report should include narrative descriptions of systems and policies as well as quantifiable performance information.

Will the report include any future goals, either quantifiable (e.g. improved energy conservation, waste reduction, increased fair trade product selection) or policy-related?

Will the report be based, at least in part, on the Global Reporting Initiative framework? Will an index of GRI content indicators be included?

I have found that reports are most beneficial to both a company and to shareholders when they include an evaluation of what the company is doing well along with an honest assessment of areas that need increased attention. Will Kroger's report be comprehensive in this regard?

From our conversation, it sounds as if Kroger is making an honest effort to fulfill the spirit of the sustainability report resolution. However, in order to withdraw the resolution, we will need additional information about the report.

I leave tomorrow morning for meetings in New York City, and I will not be back in my office until Friday. I will be checking e-mail remotely, however; please e-mail your response to this letter to: daniel_nielsen@gbophb.org I can also be reached on my cell phone at 773-320-4471 if you would like to discuss anything.

Sincerely,



Daniel Nielsen
Manager, Socially Responsible Investing



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY
AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL

February 7, 2006

VIA EMAIL Daniel_Nielsen@gbophb.org

Mr. Daniel Nielsen
Manager, Socially Responsible Investing
General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

RE: Shareholder Proposal

Dear Mr. Nielsen:

We are in receipt of your letter dated February 6, 2006, sent in response to my letter of the same date. Thank you for responding so quickly.

Frankly, we were a little disappointed that what began as a very fruitful discussion of Kroger's actions, and that we believed would result in a withdrawal of your proposal after written confirmation of our discussion, now has turned into a request for substantially more detail and a statement that withdrawal is less likely.

While I will attempt to provide some additional information in response to your questions, I hope you understand that because the initial draft is still being prepared and has not yet been seen by the individuals who will have input into and decision-making authority over the report, the final product could change substantially. Indeed, we would expect the report itself to be a fluid document that changes over time in response to the environmental and social issues facing our business. Responses to the questions you posed are as follows:

- We do not yet know the final format of the report, as we intend to hire a third-party design firm to create a piece that is easy to read and access via our corporate website. We are considering all options for referring to relevant policies, including the use of hyperlinks. The report will be prominently placed on Kroger's website.

- The report will contain appropriate narrative descriptions and references to applicable policies.

- We anticipate that the report will reference certain goals of the Company in the areas covered by the report.

- We continue to believe that the GRI is so complicated as to make adherence by the Company and understanding by the typical shareholder difficult. As such, while we believe that the spirit reflected by the GRI will be encompassed by the report, we do not believe that it is appropriate to utilize the GRI framework as a template.

- The report will be factual with respect to the Company's performance in the areas covered by the report.

As I mentioned to you by telephone, our deadline for filing a request with the SEC for a no-action letter is this Friday, February 10. We believe that our report not only constitutes an "honest effort" at compliance, but also actual compliance with the proposal. We believe that under the circumstances the appropriate response would be to withdraw the proposal and to maintain an open dialog with the Company.

To avoid the time and expense associated with the no-action process for both the Company and the proponent, acknowledgment of your withdrawal of the proposal by the close of business on February 8, 2006, would be appreciated.

Very truly yours,



Bruce M. Gack

cc. Lynn Marmer
Jill McIntosh

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 6, 2006

RECEIVED
2006 MAR -7 AM 12: 22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Kroger Company

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the General Board of Pensions and Health Benefits of The United Methodist (which is hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of The Kroger Company (hereinafter referred to either as "Kroger" or the "Company"), and which has submitted a shareholder proposal to Kroger, to respond to the letter dated February 14, 2006, sent to the Securities & Exchange Commission by the Company, in which Kroger contends that the Proponent's shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(10) and 14a-8(i)(3).

We note that, in violation of Rule 14a-8(j), the Company failed to provide the Proponent with a "copy of its submission" in that it failed to supply the Proponent with a copy of its "Exhibit A". Although in many instances this would be arguably immaterial, in the instant case the Company specifically relies on this correspondence (see first full paragraph on page 3 of the Company's letter and the second, third and fourth paragraphs of Section II of its letter (pp. 5-6)). We therefore deem this failure a material breach of the rules concerning no-action requests under Rule14a-8 and suggest that consequently the Company has failed to comply with the 80 day requirement of Rule 14a-8(j)(1).

On the merits, I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Kroger's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to prepare a Sustainability Report and suggests that the requested report should include (i) the Company's definition of sustainability; (ii) a review of the Company's "policies and practices related to social, environmental and economic sustainability"; and (iii) how the Company will integrate sustainability objectives throughout its operations.

RULE 14a-8(i)(10)

We fail to understand how a proposal that requests a report can be rendered moot by a report that does not exist.

The reason for our perplexity is very simple. At the present time it is impossible for the Proponent, or the Staff, to evaluate whether the non-existent report (i) includes the Company's definition of sustainability or (ii) contains an actual review of the Company's policies and practices with respect to sustainability or (iii) describes how the Company will integrate sustainability objectives throughout its operations. Neither the Proponents nor the Staff can ascertain whether the contemplated "report" will be a short, meaningless PR job consisting of a couple of paragraphs of generalities or a genuine substantive report on sustainability. In other words, the Staff and the Proponents are expected to buy a pig-in-a-polk. The Staff has previously rejected the ability of such non-reports to moot a proposal. *Burlington Resources, Inc.* (February 4, 2005). [We note in passing that on page 2 of the Company's no-action letter request it states that it has prepared a first draft of a report despite the fact that no such draft, if it exists, has been offered to either the Staff or the Proponents for their perusal.]

In the instant case, the only information made available to the Proponent and to the Staff about the contents of the report is a listing of various topic headings. (See bottom of page one of the Company's letter of February 6, 2006, sent to the Proponent, appended as Annex B.) Even that list of topic headings is explicitly said by the Company's letter to be subject to change. In light of the paucity of information about what the proposed report would contain, it is not surprising that the Proponent's response was to tell the Company that it would not withdraw the proposal without "additional information about the report". (See Proponent's answering letter of February 6, 2006, appended as Annex A.)

It was undoubtedly just to preclude such anticipatory mootness arguments that caused the Commission to add the word "already" in Rule 14a-8(i)(10), which reads as follows: "If the company has *already* substantially implemented the proposal." (Emphasis supplied.)

Topic headings, especially those subject to change without notice, do not constitute a report.

Since Kroger has not "already" implemented the proposal, it cannot be excluded pursuant to Rule 14a-8(i)(10).

RULE 14a-8(i)(3)

The Company sets up a straw person and then tries to shoot it down (with Vice-Presidential aim, we might add).

The straw person is the claim that the proposal is "really" a GRI proposal, and therefore inherently vague. The bad aim is that an almost identical proposal, using very much the same language (other than omitting that the requested report include item (iii)) was very recently held by the Staff not to be a "vague" GRI proposal. *Wendy's International, Inc.* (February 24, 2006)

It is a straw person because, even aside from the *Wendy's* letter, the Proponent's shareholder proposal is not a GRI proposal. The Company's argument that it is one is based solely on (i) a passing reference suggesting that Kroger "join the 700 companies" whose sustainability report is based on the GRI and, more fundamentally, on (ii) the Company's assertion that the Proponent's "subsequent correspondence with Kroger clearly illustrate that the Proponent truly is looking for a sustainability report based on GRI Guidelines". Since the Company did not include its Exhibit A in the copy of its submission sent to the Proponent one cannot be certain what correspondence is being relied upon by Kroger. However, since the next two paragraphs reference the "Proponent's correspondence dated February 6, 2006", we assume that that is the correspondence (and the only correspondence) being relied on by the Company. An examination of the Proponent's letter of February 6, however, rather than supporting the Company's position, belies that position.

In that letter (appended hereto as Annex A), the Proponent enumerates why it is unwilling to withdraw its proposal based on a list of topic headings, stating that in order to withdraw the resolution, "we need additional information about the report". The second thru sixth paragraphs of the letter then lists some of the additional information needed. Questions are raised as to the substance of the report, such as "detail about how [the topics] will be covered", whether metrics will be used, whether there will be narrative descriptions, whether there will be quantifiable data, whether there will there be future quantifiable goals set, whether there will be policy goals set, whether there will be reporting of areas that the Company acknowledges are in need of improvement etc. In addition, questions are raised about the format of the report, such as its accessibility on the Company's website, whether it would be downloadable and if so as a whole or only page by page and whether it will be (as are some 700 sustainability reports issued by other companies) in a format compatible with the GRI.

It is thus abundantly clear that, contrary to the Company's assertion, the core of the Proponent's frustration with only being given a changeable list of topic headings has nothing to do with a secret desire to require GRI reporting, but rather tangentially with the format of disclosure and centrally with the absence of any information on the substance of just what will be disclosed.

Subsequent to the Proponent's letter of February 6, 2006, there was an additional set of correspondence between the Company and the Proponent. We are unclear whether that correspondence was included in the Company's Exhibit A, since the Proponent was not supplied with a copy of Exhibit A. In any event, appended to this letter as Annex C is a copy of the subsequent (and final) letter, dated February 9, 2006, sent by the Proponent to the Company prior to Kroger's filing of its no-action letter request. In that letter, the Proponent reemphasizes that it is unable to withdraw the proposal based on the scant information about the yet to be drafted report that the Company had heretofore supplied. The Proponent states that in order for it to withdraw the proposal it needs "more detailed information that describes in greater depth the content of the report and the process for its development" and requests that Kroger make "more information available concerning the scope of the report and the timeline". (Both quotations from second paragraph of the letter of February 9.) The Proponent goes further and expresses its willingness to withdraw the proposal, if information about content is not presently available, in return for "a commitment from Kroger to engage in an on-going dialogue with shareholders", including a discussion of the content of the report (third paragraph), and suggests that opportunities be provided for review of the draft of the report as well as post report dialogue (fourth paragraph). [The Company apparently was unwilling to make a commitment for dialogue and instead filed its no-action letter request.] Finally, the Proponent's letter continues (fifth paragraph):

> I'm sure you can appreciate the General Board's perspective in that we are being asked to withdraw based largely on the preliminary table of contents and with the knowledge that "the final product could change substantially."

Most conspicuous by its absence is any reference to the GRI in this letter. If it was not included in the Company' Exhibit A, perhaps that is the reason.

In short, nothing in the Proponent's correspondence with Kroger even remotely supports the Company's argument, made up out of whole cloth, that the Proponent's shareholder proposal is vague because it is "really" a GRI proposal.

In summary, the Proponent's shareholder report, requesting a sustainability report, is neither vague nor indefinite nor misleading.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Jill V. McIntosh, Esq.
Daniel Nielsen
Vidette Bullock-Mixon
Sister Pat Wolf

ANNEX A (~ page 1)

VIA FAX

February 6, 2006

Mr. Bruce Gack
Vice President and Assistant
General Council
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Gack:

Thank you for your letter that you faxed earlier today. I appreciate you sharing Kroger's plans for publishing a report on social and environmental issues. While withdrawing the sustainability report resolution remains a possibility, in order to do so I would like to request some additional information to ensure that the scope and depth of the report are in line with the expectations of the General Board.

What format will the report be published in? Will there be a downloadable, comprehensive .pdf file, or will the report consist of a series of web pages? How prominently will the report be featured on Kroger's website?

Your letter provided a list of the topics that the report will cover. Can you provide some more detail about *how* they will be covered, e.g. what metrics will be used? Ideally, the report should include narrative descriptions of systems and policies as well as quantifiable performance information.

Will the report include any future goals, either quantifiable (e.g. improved energy conservation, waste reduction, increased fair trade product selection) or policy-related?

Will the report be based, at least in part, on the Global Reporting Initiative framework? Will an index of GRI content indicators be included?

I have found that reports are most beneficial to both a company and to shareholders when they include an evaluation of what the company is doing well along with an honest assessment of areas that need increased attention. Will Kroger's report be comprehensive in this regard?

ANNEX A [illegible]

From our conversation, it sounds as if Kroger is making an honest effort to fulfill the spirit of the sustainability report resolution. However, in order to withdraw the resolution, we will need additional information about the report.

I leave tomorrow morning for meetings in New York City, and I will not be back in my office until Friday. I will be checking e-mail remotely, however; please e-mail your response to this letter to: daniel_nielsen@gbophb.org I can also be reached on my cell phone at 773-320-4471 if you would like to discuss anything.

Sincerely,

Daniel Nielsen
Manager, Socially Responsible Investing

ANNEX B (orginal)



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1482

JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
JILL V. McINTOSH
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL

February 6, 2006

VIA FACSIMILE (847) 866-4637

Mr. Dan Nielsen
Manager, Socially Responsible Investing
General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

RE: Shareholder Proposal

Dear Mr. Nielsen:

Thank you for taking time to discuss with us the shareholder proposal that you have submitted. We appreciated your candor and your willingness to consider withdrawal of the proposal in light of the steps that the Company currently is taking to address your concerns.

As we discussed, the Board's Public Responsibilities Committee authorized the Company to prepare a report on social issues and to publish the report on the Company's website. That report currently is in the process of being prepared, in consultation with outside advisors, and we hope to complete the report prior to our annual meeting of shareholders on June 22, 2006. In any event, the report will be completed and published by the December 2006 date requested in your proposal.

While the subject matter of the final report could change somewhat, the initial draft of the report covers the following topics: Animal Welfare, Business Ethics, Charitable Giving, Corporate Governance, Diversity, Energy Conservation, Fair Trade Products, Health and Safety, Nutrition, and Recycling and Waste Reduction. We believe that this report will provide the information that you contemplated when making your proposal, and that it is unnecessary to bring this matter to a vote of shareholders. Of course, we always desire to engage in dialogue with our stakeholders on issues of importance to shareholders.

ANNEX B (page 2 of 2)

Based on our current timeframe, any request to the SEC for a no-action letter must be delivered by this Friday, February 10, 2006. As such, your return confirmation to me of your withdrawal of your proposal would be appreciated as soon as possible.

We appreciate your consideration in working with the Company on this matter.

Very truly yours,



Bruce M. Gack

cc. Lynn Marmer
Jill McIntosh

ANNEX C (29-31)



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
1-800-851-2201
www.gbopbb.org

VIA E-MAIL

February 9, 2006

Mr. Bruce M. Gack
Vice President and Assistant General Counsel
Kroger
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Gack:

Thank you for your response letter of February 7, 2006 and the attention you gave to my questions. I am grateful for your willingness to discuss these issues, and remain hopeful that we can reach a fair and meaningful compromise concerning the sustainability report resolution.

In order for the General Board to withdraw the resolution, I would request more detailed information that describes in greater depth the content of the report and the process for its development. If Kroger is planning on publishing the sustainability report before the annual meeting, I believe there should be more information available concerning the scope of the report and the timeline for the next four months.

If that information is not available at this time, then I would request a commitment from Kroger to engage in an on-going dialogue with shareholders concerning sustainability issues and to discuss the contents of the report to be published this year.

The General Board, along with our colleagues at the Interfaith Center on Corporate Responsibility, has participated in dialogues with a number of corporations on issues ranging from diversity to global warming to sustainability. Recent examples include Nike, McDonalds, and Wal-Mart. We have found that the interests of both parties are served best through a model of stakeholder engagement which provides opportunities for reviewing drafts of reports and continuing discussions following a report's initial publication.

At this point, it remains difficult for me to propose withdrawing the resolution. I'm sure you can appreciate the General Board's perspective in that we're being asked to withdraw

ANNEX C (p.4 2/2)

based largely on the preliminary table of contents and with the knowledge that "the final product could change substantially."

If you feel that Kroger needs to move forward with its no-action request at the SEC, the General Board respects that decision, and we hope to continue our dialogue with Kroger, maintaining the possibility of withdrawing the resolution.

However, I would like to suggest another possibility. Since Kroger is committed to publishing a sustainability report, perhaps management could consider supporting the General Board's resolution. This action would demonstrate the importance Kroger places on sustainability issues and on the concerns of its shareholders.

If management decides to support the resolution, or if an agreement is reached that results in the resolution's withdraw, the General Board remains open to the possibility of speaking at the annual meeting, during which we will thank Kroger for its good faith efforts in dialoguing with shareholders and for taking a leadership role on sustainability issues.

Thank you for your consideration of the General Board's concerns. I look forward to hearing back from you.

Sincerely,

Dan Nielsen
Manager, Socially Responsible Investing

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 29, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 14, 2006

The proposal requests that the board prepare a sustainability report and provide a summary of the report to shareholders.

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mark F. Vilardo
Special Counsel